U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                FORM 12b-25

                                                  Commission File Number:  1-327
                                                                          ------
                                                         CUSIP Number: 482584109
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                        NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [] Form N-SAR

For Period Ended:  January 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                      Part I - Registrant Information

                             Kmart Corporation
                             -----------------
                          Full Name of Registrant

                         3100 West Big Beaver Road
                         -------------------------
         Address of Principal Executive Office (Street and Number)


                            Troy, Michigan 48084
                            --------------------
                          City, State and Zip Code

                     Part II - Rules 12b-25(b) and (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           b) The subject annual report, semi-annual report, transition report on Form 10-K or portion thereof will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                            Part III - Narrative


State below in reasonable detail the reasons why Form 10-K or portion thereof could not be filed within the prescribed period.

The current year financial statements have not yet been finalized due to the matters set forth in the press release attached hereto as attachment A.



                        Part IV - Other Information


(1) Name and telephone number of person to contact in regard to this notification

A.A. Koch                     248                            614-0862
---------                     ---                            --------
(Name)                   (Area Code)                    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).                                               [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                                                        [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the press release attached hereto as attachment A for a description of any significant changes anticipated with respect to the results of operations for the fiscal year ended January 30, 2002.



                             Kmart Corporation
                             -----------------

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     April 30, 2002                   By /s/ A.A. Koch
         -------------                       -----------------------------------
                                             A.A. Koch
                                             Chief Financial Officer



                                Attachment A

       Kmart to Extend Filing Date of Its Annual Report on Form 10-K

TROY, Mich., May 1 -- Kmart Corporation (NYSE: KM) announced that it intends to file later today with the Securities and Exchange Commission pursuant to Rule 12b-25, to extend the filing date of its Annual Report on Form 10-K to Wednesday, May 15, 2002.

The filing of its Annual Report on Form 10-K is being delayed to provide additional time for Kmart's new management team to complete its review of Kmart's accounting policies and methods. The delay will provide additional time to complete the assessment of a possible restatement of the Company's quarterly financial statements for 2001 in connection with its consideration of a possible change in accounting methodology; and, in addition, a possible restatement to reflect certain aspects of its previously announced investigation concerning various accounting matters. The Company's assessment and review relates to vendor allowances and rebates and general liability reserves. Kmart expects to complete its assessment and review shortly. Lastly, the delay will provide additional time for the completion of the 2001 fiscal year audit by the Company's independent accountants.

Form 12b-25 requires that the Company disclose any anticipated change in results of operations from the corresponding period for the last fiscal year. In accordance with this requirement, Kmart announced that it will report in its Form 12b-25 that the results of operation for the fiscal year ended January 30, 2002 to be included in its Annual Report on Form 10-K are expected to include a loss significantly higher than the $244 million loss reported for the Company's fiscal year ended January 31, 2001. However, until Kmart management completes its review and assessment, the Company is unable to quantify the change in reported results of operations for the comparable periods.

Kmart Corporation is a $37 billion company that serves America with more than 2,100 Kmart and Kmart SuperCenter retail outlets and through its e-commerce shopping site, www.bluelight.com (http://www.bluelight.com).

Safe Harbor Statement

The foregoing, as well as other statements made by Kmart, may contain forward-looking statements that reflect, when made, the Company's current views with respect to current events and financial performance. Such forward looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of the Company to continue as a going concern; the ability of the Company to operate pursuant to the terms of the DIP facility; the Company's ability to obtain court approval with respect to motions in the Chapter 11 proceeding prosecuted by it from time to time; the ability of the Company to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the chapter 11 cases; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for the Company to propose and confirm one or more plans of reorganization, for the appointment of a chapter 11 trustee or to convert the cases to chapter 7 cases; the ability of the Company to obtain and maintain normal terms with vendors and service providers; the Company's ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 cases on the Company's liquidity or results of operations; the ability of the Company to fund and execute its business plan; the ability of the Company to attract, motivate and/or retain key executives and associates; and the ability of the Company to attract and retain customers. Other risk factors are listed from time to time in the Company's SEC reports, including, but not limited to the quarterly report on Form 10-Q for the quarter ended November 27, 2001. Kmart disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Similarly, these and other factors, including the terms of any reorganization plan ultimately confirmed, can affect the value of the Company's various pre-petition liabilities, common stock and/or other equity securities. No assurance can be given as to what values, if any, will be ascribed in the bankruptcy proceedings to each of these constituencies. Accordingly, the Company urges that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities.